GOLDCORP

Suite 3400 – 555 Burrard St.
Vancouver, BC V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

Toronto Stock Exchange: G   **New York Stock Exchange: GG**

GOLDCORP ANALYST TOUR TO HIGHLIGHT EXCITING FUTURE AT THREE CANADIAN GOLD MINES

VANCOUVER, BRITISH COLUMBIA, September 10, 2010 – GOLDCORP INC. **(TSX: G, NYSE: GG)** is pleased to provide updates at its three gold mines in Ontario, Canada: Red Lake, Musselwhite and Porcupine, in advance of an upcoming tour of the three mine sites.

Highlights

Red Lake

- High Grade Zone continues with very strong exploration results at deepest drill levels.
- Positive in-fill drilling results between 45 and 47 level in the High Grade Zone.
- Cochenour exploration and development accelerating.

Musselwhite

- Discovery of Lynx zone has potential to significantly enhance future growth profile.
- Infrastructure upgrades advancing to accommodate extended mine life.
- Engineering underway on new shaft and development for higher production rates.

Porcupine

- Continued expansion of recently discovered zones at Hoyle Pond underground.
- Hoyle Pond Deep development project on schedule for 2014 completion.
- Hollinger project advancing to enhance Porcupine production profile.

Mine tour presentation slides and complete drillhole databases are available at www.goldcorp.com.

Red Lake

Tour presentations at Red Lake will focus on the continued long-term potential at Goldcorp's cornerstone mine, including strong recent exploration success in the deep High Grade Zone (HGZ). Ongoing development progress and recent positive exploration results at the Cochenour project will also be highlighted. Progress on the potential for an open pit resource at Red Lake will also be presented within the context of overall district optimization plans.

High Grade Zone Continues

Drilling of the High Grade Zone (HGZ) has accelerated with recent improvements to underground infrastructure. Assays from recently completed drilling demonstrate extension of HGZ grades to the 51 level. In addition to drilling success in the deepest portions of the deposit, in-fill drilling between the 45 and 47 level of the HGZ has delivered positive results.

Cochenour Development On Track

The Cochenour project near Red Lake will be an important contributor to the long-term success of Red Lake. Construction progressed to an overall completion level of 15% on the 5-kilometer high speed haulage drift that will connect the Cochenour shaft with the Red Lake mine. Exploration drilling continued at the historic underground workings at the 2050' level to test the GAP zone and the upper portions of the Bruce Channel and Cochenour deposits. Currently 5 drills are operating underground at Cochenour. For planning purposes, the Company has sized the Cochenour project as a mineable deposit of 5 million gold ounces with initial steady-state gold production in excess of 250,000 ounces per year. A scoping study is expected to be completed by year-end, which will include details on grade, initial capital costs, mining rates and operating costs at Cochenour.

Musselwhite

A new ore body, Lynx, has been identified on the east limb of the synform. This discovery is near existing underground infrastructure and indicates vast new exploration targets and potential. The Lynx zone has the potential to significantly contribute to 2010 reserves and materially enhance the mine's gold production profile over the longer term. Tour presentations will also focus on infrastructure upgrades and development plans in light of favorable future prospects at Musselwhite.

Lynx: A Major New Discovery

The focus of 2010 exploration activities will be on defining the magnitude and extent of the recently discovered Lynx zone located above the current PQ Deeps structure. Average gold grade in the first 10 intersections of the discovery section significantly exceeds current reserve grade at Musselwhite, with an average of 12 grams per tonne at average widths of six meters. Several strong gold intercepts have also been identified in zones north and south of the Lynx discovery section. The zone remains open up-dip, with a current strike extent greater than 200 meters.

Infrastructure Enhancements to Address Future Production Expectations

On September 5th, Musselwhite poured its 3 millionth ounce of gold. In light of expectations for significantly longer mine life than its current eight years, a number of projects underway or in the planning stages have been advanced or completed, including a new ventilation system upgrade that has increased air capacity by 25% and a tailings thickener that has significantly enhanced the capacity of the tailings facility.

Porcupine

Porcupine's Dome mine is celebrating its 100 year anniversary, and tour presentations will focus on the continued long-term potential at Porcupine's historic mining complex. An underground shaft project designed to efficiently access new and existing gold structures at Porcupine's Hoyle Pond underground operation is progressing steadily.   In addition to continued underground success, the Company continues to define a focused plan to access the large gold resource at Hollinger.

Hoyle Pond Development Progressing

The Hoyle Pond underground shaft project is designed to efficiently access both the new depth extensions of current ore bodies as well as newly- discovered zones such as the TVZ. The shaft will also lead to enhanced operational flexibility and efficiencies throughout the Hoyle Pond underground complex. Work to date has progressed on lateral development underground as well as infrastructure upgrades at surface and equipment procurement. First material is expected to be moved using the new shaft by the end of 2014.

Recently assayed drill holes at Hoyle Pond continue to expand the TVZ and VAZ target zones.

Hollinger Plans Proceed with Community Support

A feasibility study for the Hollinger open pit project is expected to be completed at year end. The permitting and consultation process is well underway with many key permits expected to be in place by early 2011. A community advisory committee has been formed to keep the public informed and allows for a formal venue for issues and concerns to be tabled to the Company. If approved, work in 2011 will focus on the dewatering system, site demolition and clearing and haul road construction.

About Goldcorp's Ontario Mines

Goldcorp is the world's largest producer of Canadian gold, driven solely by production at its three Ontario mines: Red Lake, Porcupine, and Musselwhite.

Red Lake

Red Lake Gold Mines (RLGM) is composed of two operating complexes: the Red Lake and the Campbell Complex. Situated in one of the world's most prolific gold producing regions, RLGM has produced 20 million ounces since 1949 and it continues to be one of the highest-grade gold mines and lowest cost producers in the world. RLGM is also the largest gold mine in Canada. The High Grade Zone alone has averaged more than two ounces of gold per ton.

Porcupine

Porcupine consists of the Hoyle Pond and Dome underground mines and a central milling facility. The operation has produced more than 64 million ounces of gold since production began in 1910 and includes North America's longest continually operating gold mine which is celebrating its 100th year of continuous mine and mill operations this year. The operating properties, combined with extensive and highly prospective land holdings, are strategically located in one of the world's great gold producing camps.

Musselwhite

Musselwhite is an underground gold mine and associated processing plant that produces approximately a quarter-million ounces of gold annually. It began commercial production on April 1, 1997. The mine is located on First Nations traditional land, and Musselwhite's relationships with the local communities are recognized as best practice.

Éléonore in Quebec

A fourth Canadian gold project, Éléonore, is expected to be a key contributor to Goldcorp's long-term production pipeline starting in 2015. An update to the previous pre-feasibility study is underway that will include production rates reflective of the larger 2010 gold resource.

Goldcorp is North America's fastest growing senior gold producer. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

For further information, please contact:

Jeff Wilhoit

Vice President, Investor Relations

Goldcorp Inc.

Telephone: (604) 696-3074

Fax: (604) 696-3001

E-mail: info@goldcorp.com

website: www.goldcorp.com